Exhibit 99.1

For immediate release

March 21, 2013

SAP AG Plans to Convert Legal Form to European Company

Walldorf, March 21, 2013. Today the Supervisory Board of SAP AG approved the proposal of the Executive Board to prepare the conversion of the legal form of the company into a European Company (Societas Europaea, SE).

The Executive Board and the Supervisory Board believe that the planned change of legal form reflects SAP’s position as an internationally-oriented company with European roots. The legal form European Company takes into account SAP’s European and international business activities. Furthermore, this legal form offers the possibility to optimize both the corporate governance structure and work of the corporate bodies of SAP AG. With the conversion into an SE, the shareholders of SAP AG automatically become shareholders of SAP SE. Shareholders’ rights remain unchanged.

The conversion of legal form requires the approval of the shareholders. This is planned to be secured at the Annual General Meeting of Shareholders in 2014. By that time, negotiations with the European employees regarding participation of employees in the SE, which are to be initiated by the Executive Board based on today’s decision, should be completed.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 232,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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Please see http://www.sap.com/corporate-en/legal/copyright/index.epx#trademark for additional trademark information and notices.

For more information, press only:
Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET
Daniel Reinhardt +49 (6227) 7-40201 daniel.reinhardt@sap.com, CET
Barbara Schaedler +49 (6227) 7-50575 barbara.schaedler@sap.com, CET
Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET

For more information, financial community only:
Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET

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